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                                                                File No. 70-9499



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   ------------------------------------------
                               Amendment No. 2 to
                                    FORM U-1
                                   DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  --------------------------------------------

                                    Conectiv
                         Atlantic City Electric Company
                         Delmarva Power & Light Company
                                 800 King Street
                              Wilmington, DE 19899
                  --------------------------------------------
                     (Name of company filing this statement
                   and address of principal executive offices)


                                    Conectiv
                 -----------------------------------------------
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                                    Treasurer
                                    Conectiv
                                 (address above)

                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

    Peter F. Clark                         Joyce Koria Hayes, Esquire
    General Counsel                              7 Graham Court
    Conectiv                                    Newark, DE 19711
    (address above)






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The Declaration as previously filed is hereby amended in the following respects:

Item 1.     Description of Proposed Transactions


Paragraphs B, C, E & F of Item 1 as previously amended are hereby amended and restated as follows:


B.1 NEW JERSEY RESTRUCTURING AND THE IMPACT ON ACE.


     On June 9, 1999, ACE entered into a Stipulation of Settlement ("Stipulation") with some of the parties to proceedings pending before the New Jersey Board of Public Utilities ("NJBPU") concerning ACE's stranded costs, unbundled rates and restructuring. The Stipulation was filed with the NJBPU and on July 15, a summary order ("New Jersey Order") was issued detailing the NJBPU's modifications to the Stipulation. The NJBPU stated that a more detailed order would be issued at a later date. The New Jersey Order provides that ACE may divest its nuclear and fossil fuel baseload units and transfer the remaining generating units to a non-utility affiliated company at net book value. The New Jersey Order provides that ACE shall be permitted the opportunity to recover 100% of the net stranded costs related to the generation units to be divested, subject to further NJBPU proceedings. The New Jersey Order further provides that ACE may also recover 100% of the stranded costs associated with power purchased from Non-Utility Generators ("NUGs"). The New Jersey Order also provides for the securitization of amounts used to effect potential buyouts or buydowns of contracts with NUGs as well as limited incentives for ACE in the event of such contract restructuring. Management has made a preliminary estimate of the amount of stranded costs not expected to be recovered through regulated electricity delivery rates after the electric utility industry is restructured in New Jersey. Based on the New Jersey Order, management expects that, in the third quarter of 1999, ACE's electricity supply business will no longer be subject to the requirements of the Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." ("SFAS No. 71") The total amount that could be charged to earnings due to this change includes the impairment amount for the electric generating plants of ACE and regulatory assets related to the electric generation business, The charge to earnings is reduced by the estimated cost recovery through regulated electricity delivery rates. Based on this methodology (giving effect to estimated cost recoveries), management currently estimates that the electric utility industry restructuring in New Jersey will result in an extraordinary after-tax charge to ACE earnings of approximately $50 to $75 million during the third quarter of 1999. As was publicly disclosed in the Quarterly Reports on Form 10-Q for the quarter ended June 30, 1999, filed by Conectiv and ACE on August 16, 1999, as of June 30, 1999, ACE has approximately $189 million in retained earnings. Only a write-down of more than $189 million would require payment of dividends out of capital or unearned surplus, which would require an order of this Commission under Section 12(c) of the Act. Since a write-down of this magnitude is not anticipated, the Commission is requested to reserve jurisdiction until the final order is issued by the NJBPU and the impacts have been ascertained.


B.2.  DELAWARE, MARYLAND AND VIRGINIA RESTRUCTURING AND THE IMPACT ON DELMARVA.

DELAWARE ELECTRIC UTILITY INDUSTRY RESTRUCTURING LEGISLATION

          On March 31, 1999, the Governor of Delaware signed the Electric Utility Restructuring Act of 1999 (the "Delaware Act"). Pursuant to the requirements of the Delaware Act, on April 15, 1999, the Company submitted to the Delaware Public Service Commission (the "DPSC") a compliance plan for the


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implementation of retail choice in the Company's service area. On August 31,
1999, the DPSC issued its order (the "Delaware Order") with regard to the retail competition restructuring plan filed by the Company. The DPSC stated that a more detailed order would be issued at a later date. The DPSC order approved the Company's proposed rate structure, thus permitting the Company to recover $16 million in stranded costs and to reduce residential rates by 7.5%.

          Electric rates would not be changed in the event Delmarva sells or transfers generating assets.

MARYLAND ELECTRIC UTILITY INDUSTRY RESTRUCTURING LEGISLATION

     On April 2, 1999, the Maryland General Assembly passed legislation to restructure the electric utility industry (the Maryland Act). On April 8, 1999, the Governor of Maryland signed the Maryland Act. On May 5, 1999, Delmarva filed a proposed settlement with the Maryland Public Service Commission ("MPSC") in Delmarva's pending restructuring proceeding and amended the proposed settlement on August 4, 1999, to include an additional party. The proposed settlement is with all of the parties to the proceeding, including the MPSC Staff and the Office of People's Counsel. Included in the proposed settlement are the following provisions: (i) effective July 1, 2000, all of Delmarva's Maryland-retail customers will be eligible to select an alternative electricity supplier; (ii) for a period of at least 3 years thereafter, Delmarva will remain the supplier of "standard offer service" for customers who do not select an alternative electricity supplier; (iii) agreed-upon unbundled rates (including nuclear decommissioning costs and funding for low income energy assistance programs at an estimated level of between $2 and $3 million per year); (iv) the deregulation of Delmarva's generating facilities, such that electric rates would not be changed in the event Delmarva sells or transfers generating assets (v) authorization to transfer Delmarva generating assets to one or more affiliates at net book value; (vi) the recovery of an estimated $8 million (Maryland retail basis) in stranded costs from non-residential customers; (vii) a 7.5% reduction in residential rates effective July 1, 2000 and (viii) effective July 1, 2000, "rate freezes" for 4 years for residential customers and 3 years for non-residential customers, subject to certain adjustments

     The MPSC is expected to issue an order with respect to the proposed settlement by October 1, 1999.

VIRGINIA ELECTRIC UTILITY INDUSTRY RESTRUCTURING LEGISLATION

         On March 29, 1999, the Governor of Virginia signed Virginia Electric Utility Restructuring Act (the "Virginia Act"). However, in 1998, revenues from Delmarva's Virginia customers comprised less than 2% of consolidated Conectiv electric revenues earned from regulated electricity sales.

PROJECTED POSSIBLE IMPACT OF ELECTRIC INDUSTRY RESTRUCTURING ON DELMARVA:

         Based on the Delaware Order and the Maryland Order anticipated to be issued on October 1, 1999, management expects that, in the third quarter of 1999, Delmarva's electricity supply business will no longer be subject to the requirements of the SFAS No. 71, "Accounting for Effects of Certain Types of Regulation." The total amount that could be charged to earnings includes the impairment amount for the electric



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generating plants of Delmarva, the stranded cost amount for Delmarva's purchased power contracts and regulatory assets related to the electric generation business, The charge to earnings is reduced by the estimated cost recovery through regulated electricity delivery rates. Based on this methodology, as was disclosed in the Quarterly Reports on Form 10-Q for Conectiv and Delmarva, the total after tax charge to earnings due to the impairment amount for Delmarva's electric generating plants, the stranded cost amount for purchased power contracts, and regulatory assets related to the electric generation businesses, after reduction by the estimated cost recovery through regulated electricity delivery rates could range from $300 million to $425 million. As of June 30, 1999, Delmarva has retained earnings totaling approximately $335 million. The addition of an another quarter of earnings during the peak cooling season has further strengthened Delmarva's retained earnings. Only a write-off at the high end of the range of estimates would result in the elimination of retained earnings. Delmarva does not request an Order of the Commission at this time, but Commission is requested to reserve jurisdiction over the declaration of future dividends until the Delaware and Maryland state proceedings are complete and the impacts have been ascertained.


C. CONSOLIDATED IMPACT ON CONECTIV OF RESTRUCTURING LEGISLATION:

      As was disclosed in Conectiv's 2nd Quarter 10-Q, the total amount that could be charged to Conectiv's earnings, on a consolidated basis, includes (a) the impairment amount for the electric generating plants of Delmarva and ACE,
(b) the stranded cost amount for Delmarva's purchased power contracts, and (c) regulatory assets of Delmarva and ACE related to their electric generation businesses. The charge to earnings is reduced by the estimated cost recovery through regulated electricity delivery rates of Delmarva and ACE. Based on this methodology (giving effect to estimated cost recoveries), management currently estimates future charges to earnings, after taxes, as a result of electric utility industry restructuring could be within the following ranges:


DPL                                 $300 million to $425 million
ACE                                 $ 50 million to $ 75 million
Consolidated Conectiv               $350 million to $500 million
                                    ============================

         As of June 30, 1999, Conectiv has approximately $289 million in retained earnings. As shown on Exhibit H-1 hereto, had Conectiv been able to use pooling rather than purchase accounting in connection with the Merger by which Delmarva and ACE became subsidiaries of Conectiv, the ACE retained earnings would not have been excluded from Conectiv's consolidated retained earnings and Conectiv's retained earnings would have been higher and better able to absorb the anticipated write-downs. If a write-down in excess of $289 million plus earnings during the third quarter is required during the third quarter, the dividend that would normally be declared on September 28, 1999, would have to be declared out of capital or unearned surplus, as permitted by the laws of the State of Delaware, where Conectiv is incorporated. Under these circumstances, an order of this Commission under Section 12(c) would be required prior to September 28, 1999. Conectiv's per quarter dividend obligation is $19.4 million for Common Stock and $4.6 million for Class A Common Stock for a $24 million total per quarter. The Commission is requested to issue an order authorizing Conectiv to declare dividends in the forgoing amounts out of capital or unearned surplus in the third quarter should write-offs in that quarter eliminate retained earnings. The Commission is requested to reserve jurisdiction over future dividend declarations until the restructuring proceedings in all states (other than Virginia) are complete and the impacts ascertained.




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E. IMPACT OF PAYMENTS OF DIVIDENDS OUT OF CAPITAL OR UNEARNED SURPLUS PENDING
ASSET SALES

          Exhibit H-2, which was filed with the original Declaration on Form U-1 pursuant to a request for confidential treatment, was a quarter by quarter projection for Conectiv, ACE and Delmarva of the time required for the sales of assets and income in the ordinary course of business to return retained earnings to positive numbers following hypothetical write-downs due to state electric industry restructuring. Exhibit H-2 portrayed (1) a worst case scenario using the $500 million write-down in the second quarter (1) a high case in which $500 million write-down is incurred in the third quarter and (2) a lower case scenario using a lower write-down (1).


         A revised version of Exhibit H-2 is filed herewith under a request for confidential treatment. Exhibit H-2(Revised) is updated to June 30, 1999, does not include projections for ACE nor Delmarva since no authorization is currently requested for either company, and presents a high case write-down of $500 million and a low case write-down of $350 million, both in the third quarter. As shown on Exhibit H-2 (Revised), even if the worst case scenario of a $500 write-down during the third quarter of 1999 occurs, expected gains on the sales of assets and net income would return Conectiv consolidated retained earnings to positive numbers in a relatively short period of time. Under the low case no further orders will be required from this Commission.(2)


F. SUMMARY OF REQUESTED ACTION:

         Conectiv requests that this Commission issue an Order on or before September 24, 1999 permitting the Declaration to become effective, permitting Conectiv to declare dividends out of capital or unearned surplus aggregating up to $19.4 million with respect to Common Stock and $4.6 million with respect to Class A Common Stock The Commission is requested to reserve jurisdiction over the declaration of future dividends out of capital or unearned surplus by ACE, Delmarva and Conectiv until the restructuring proceedings in all states (other than Virginia) are resolved and the impacts ascertained.


Item 2. Fees, Commissions and Expenses.

Item 2(a) is restated as follows:




-------------------------

         1 Exhibit H-2 includes Pro-Forma Consolidated Statements of Retained Earnings/(Accumulated Deficit) for Conectiv, ACE and Delmarva. The pro forma statements contained in Exhibit H-2 start with the historical balances, as filed in each company's March 31, 1999 Form 10-Q. March 31, 1999 historical Conectiv balances are adjusted to reflect the impact of the Company's Common Stock tender offer. The second and third quarters of 1999 reflect the charges due to state electric industry restructuring legislation. The second quarter of 2000 reflects the impact of estimated gains on the sales of certain generating facilities. Each quarter also reflects estimated income and Common Stock and Class A Common Stock dividends. Because these statements contain confidential proprietary projects of future performance, Exhibit H-2 was submitted under a request for confidential treatment and was not included in the electronic filing.


         2 A post-effective amendment will be filed by Conectiv in File No. 70-9095 as expeditiously as possible to deal with the impact of any write-off that causes common stock equity to be less than 30% of consolidated capitalization.


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         The fees, commissions and expenses to be incurred, directly or indirectly, by Conectiv or any associate company thereof in connection with the preparation of this declaration are estimated as follows:




       Fees of Conectiv Resource Partners, Inc......          $  2,000
       Fees of outside counsel............                    $  9,000
       Miscellaneous expenses                                 $  1,000
                                                              --------
       TOTAL..............................                    $ 12,000


Item 3. Applicable Statutory Provisions:



Subparagraph (i) under paragraph (a) is amended to read as follows:



     (i) The asset value of the company in relation to its capitalization,



         EUA had an asset value of $1.1 billion, which was deemed adequate in relation to its $807 million capitalization. As shown on Exhibit H-2, filed under a request for confidential treatment, as of March 31, 1999 Conectiv has an asset value of $6.1 billion and a capitalization of $3.8 billion. ACE has an asset value of $2,371 million and capitalization of $1,595 million and Delmarva has an asset value of $2,912 million and capitalization of $1,974. Although the equity portion of the capitalization as projected does drop below 30% of capitalization due to the impact of state electric utility restructuring, the impact will be temporary.



Item 4. Regulatory Approval.

Item 4(a) is restated as follows:

         No other regulatory agency has jurisdiction over the proposed payment of dividends out of capital or unearned surplus by Conectiv

Item 5. Procedure.

Item 5(a) is amended and restated as follows:

         Conectiv requests that an order be issued permitting this Declaration to become effective on or before Friday, September 24, 1999 to permit the orderly declaration of the dividend on September 28, 1999.

Item 6. Exhibits and Financial Statements.

 Item 6(a) is revised to file the following additional or revised Exhibits:

    F                 Preliminary opinion of counsel (previously filed)
    H-2(Revised)      Revised Financial Analysis - Present to June 2000
                      (previously filed under request for confidential treatment.)

                                    SIGNATURE
       Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: September 24, 1999


                                            Conectiv

                                            By: /s/ Philip S. Reese
                                            Treasurer

                                            Atlantic City Electric Company


                                            By /s/ Philip S. Reese
                                            Treasurer


                                            Delmarva Power & Light Company


                                            By: /s/ Philip S. Reese
                                            Treasurer


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